UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-41425

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Golden Sun Health Technology Group Limited
金太阳健康科技集团有限公司
(Translation of registrant’s name into English)

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Room 503, Building C2, No. 1599
Xinjinqiao Road, Pudong New Area
Shanghai, China
(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

The extraordinary general meeting of holders of Class A ordinary shares of Golden Sun Health Technology Group Limited, a company incorporated under the laws of the Cayman Islands (the “Company”), will be held on September 25, 2025, followed by the 2025 annual general meeting of shareholders of the Company (together with the extraordinary general meeting of holders of Class A ordinary shares, the “Meetings”). In connection with the Meetings, the Company hereby furnishes the following documents:

Attached as Exhibit 99.1 to this Report are the Combined Notice and Proxy Statement of the Extraordinary General Meeting of holders of Class A ordinary shares of the Company and the 2025 Annual General Meeting of holders of ordinary shares of the Company, dated August 15, 2025, to be mailed to holders of Class A ordinary shares of the Company.

Attached as Exhibit 99.2 to this Report is the Notice and Proxy Statement of the 2025 Annual General Meeting of holders of ordinary shares of the Company, dated August 15, 2025, to be mailed to holders of Class B ordinary shares of the Company.

Attached as Exhibit 99.3 to this Report is Form of Proxy Card to be mailed to holders of Class A ordinary shares of the Company for use in connection with the Extraordinary General Meeting of holders of Class A ordinary shares of the Company.

Attached as Exhibit 99.4 to this Report is Form of Proxy Card to be mailed to holders of ordinary shares of the Company for use in connection with the 2025 Annual General Meeting of Shareholders of the Company.

Exhibits

Exhibit No.	Description
99.1

Combined Notice and Proxy Statement of the Extraordinary General Meeting of holders of Class A ordinary shares of the Company and the 2025 Annual General Meeting of holders of ordinary shares of the Company, dated August 15, 2025, to be mailed to holders of Class A ordinary shares of the Company.

99.2	Notice and Proxy Statement of the 2025 Annual General Meeting of holders of ordinary shares of the Company, dated August 15, 2025, to be mailed to holders of Class B ordinary shares of the Company.
99.3	Form of Proxy Card to be mailed to holders of Class A ordinary shares of the Company for use in connection with the Extraordinary General Meeting of holders of Class A Ordinary Shares of the Company.
99.4	Form of Proxy Card to be mailed to holders of ordinary shares of the Company for use in connection with the 2025 Annual General Meeting of Shareholders of the Company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golden Sun Health Technology Group Limited
Date: August 15, 2025	By:	/s/ Xueyuan Weng
	Name:	Xueyuan Weng
	Title:	Chief Executive Officer